Exhibit 4.4

McDonald’s Latin America, LLC

July 31, 2014

LatAm, LLC
c/o Forrestal Capital Limited Company
1450 Brickell Avenue #2530
Miami, Florida 33131
Attention:  Carlos Hernandez

Ladies and Gentlemen:

Reference is made to the Amended and Restated Master Franchise Agreement, dated as of November 10, 2008, among McDonald’s Latin America, LLC (“MLA”), LatAm, LLC (“Master Franchisee”) and the other parties named therein (as amended, the “MFA”). Capitalized terms used in this letter agreement and not defined herein have the meanings ascribed to them in the MFA.

1.  Background.  Pursuant to Section 7.13 of the MFA, Master Franchisee is required to maintain a Fixed Charge Ratio of at least equal to 1.50 and a Leverage Ratio of no more than 4.25 (the “Financial Covenants”). The difficult economic environment in Venezuela and the recent decision of Arcos Dorados to transition to a new exchange rate, referred to as the SICAD II floating exchange rate, for the remeasurement of its bolivar-denominated assets and liabilities in Venezuela, will result in a one-time write-off of approximately $100 million dollars and negatively impact the EBITDAR of Master Franchisee during the second quarter of 2014. Accordingly, Master Franchisee anticipates that it will be unable to comply with the Financial Covenants for the second, third and fourth fiscal quarters of 2014.

2.  Relief Requested.  You have requested that the obligation to comply with the Financial Covenants be modified on a temporary basis as set forth in clause 3 below.

3.  Grant of Waiver.  We hereby agree that the Financial Covenants sets forth in 7.13 of the MFA are waived, from and as of June 30, 2014, until and including December 31, 2014. Except as expressly stated herein, this letter agreement does not modify or amend, or constitute a waiver by MLA of any rights or remedies under, the MFA and the MFA shall remain in full force and effect.

4.  Informational Conference Calls.  Master Franchisee hereby agrees that, between the date hereof and until December 31, 2014, at the request of MLA, to provide an update regarding its financial situation in Venezuela and provide MLA with any information it may reasonably request with respect thereto.

5.  Term; Future Waivers.  The limited waiver included herein will expire in accordance with its terms on December 31, 2014. MLA will consider any subsequent requests for waiver on a quarter-by-quarter basis in light of the circumstances existing at the time. Master Franchisee acknowledges that MLA shall have no obligation to extend the grant of waiver contemplated hereunder.

6.  Miscellaneous.

A.           Survival.  The obligations in this Section 6 of this letter agreement shall survive termination of this letter agreement.

B.           Representations and Warranties.  Each party hereby represents, warrants and acknowledges to the other party as of the date hereof that the execution, delivery and performance of this letter agreement have been duly authorized by all necessary action on the part of such party.

C.           Notices.  Any notices to be given hereunder shall be provided in the manner set forth in the MFA.

D.           Governing Law; Dispute Resolution.  This letter agreement shall be governed by and construed in accordance with the substantive laws of the State of Illinois, United States of America, without giving effect to principles of conflicts of laws. Any dispute, controversy or claim arising out of, relating to or in connection with this letter agreement, including any dispute regarding its validity or termination, or the performance or breach thereof, shall be finally settled pursuant to the dispute resolution mechanism set forth in the MFA.

E.           Counterparts.  This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

F.           Assignment. This letter agreement may not be assigned by either party without the prior written consent of the other party. Any such assignment made without such consent shall be null and void for all purposes.

G.           Entire Agreement. This letter agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

H.           Amendment and Waivers. No interpretation, change, termination or waiver of any of the provisions of this letter agreement shall be binding upon either party unless in writing and duly executed by both parties, and any such interpretation, change, termination or waiver made without such a writing shall be null and void for all purposes. No modification, waiver, termination, rescission, discharge or cancellation of this letter agreement shall affect the right of any party to enforce any claim or right under this letter agreement, whether or not liquidated, which occurred prior to the date of such modification, waiver, termination, rescission, discharge or cancellation.

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(Signature page follows)

If the foregoing is consistent with your understanding, please indicate your agreement by executing the enclosed counterpart and returning it to my attention.

Regards,

McDonald’s Latin America, LLC

By:	/s/ Edgardo A. Navarro
	Name:	Edgardo A. Navarro
	Title:	President, McDonald's Latin America
	Date:	July 31, 2014

Accepted and agreed as of the date first written above:

LatAm, LLC

By:	/s/ Woods Staton
	Name:	Woods Staton
	Title:	Director
	Date:	July 31, 2014